Putnam New Jersey Tax Exempt Income Fund, 5/31/16, annual report

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	  4,855
Class B	  112
Class C	  555
Class M	  64

72DD2 (000s omitted)

Class Y	  661

73A1

Class A	  0.312012
Class B	  0.253312
Class C	  0.239005
Class M	  0.286137

73A2

Class Y	  0.333129

74U1	(000s omitted)

Class A	  15,567
Class B	  412
Class C	  2,386
Class M	  228

74U2	(000s omitted)

Class Y	  2,064

74V1

Class A	  9.48
Class B	  9.47
Class C	  9.49
Class M	  9.48

74V2

Class Y	  9.50

Item 60

The fund is currently operating as a diversified fund. In the future, the fund may operate as a non diversified fund to the extent permitted by applicable law. Under current law, shareholder approval would be required before the fund could operate as a non diversified fund.

Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semimonthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.